Exhibit 12.1
Dycom Industries, Inc.
Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended		Fiscal Year Ended
	October 24, 2015		July 25, 2015	July 26, 2014	July 27, 2013	July 28, 2012	July 30, 2011
			(Dollars in thousands)
Earnings, as defined:
Income from continuing operations before cumulative effect of changes in accounting principles	$30,824		$84,324	$39,978	$35,188	$39,378	$16,107
Income tax expense	18,631		51,260	26,341	23,011	25,183	12,377
Fixed charges included in the determination of net income	12,880	10,567	39,970	39,528	34,774	24,001	22,185
Total earnings, as defined	$62,335		$175,554	$105,847	$92,973	$88,562	$50,669

Fixed charges, as defined:
Interest charges	$9,135		$27,029	$26,837	$23,335	$16,745	$16,017
Rental interest factor	3,745		12,941	12,691	11,439	7,256	6,168
Total fixed charges, as defined	$12,880		$39,970	$39,528	$34,774	$24,001	$22,185

Ratio of earnings to fixed charges	4.8x		4.4x	2.7x	2.7x	3.7x	2.3x